UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2004

NTS-PROPERTIES IV
(Exact Name of Registrant as Specified in its Charter)

Kentucky	**0-11655**	**61-1026356**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Incorporation)

**10172 Linn Station Road,
Louisville, Kentucky 40223**
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

ITEM 5. Other Events and Regulation FD Disclosure.

On May 6, 2004, the Superior Court of the State of California for the County of Contra Costa granted its final approval of the settlement as set forth in the Stipulation and Agreement of Settlement jointly filed by the general partners (the "General Partners") of NTS-Properties III, NTS-Properties IV, NTS-Properties V, NTS-Properties VI and NTS-Properties VII (the "Partnerships"), along with certain of their affiliates, with the class of plaintiffs in the action captioned *Buchanan et al. v. NTS-Properties Associates V, et al.* (Case No. C 01-05090) (the "Litigation") on December 5, 2003. The Superior Court's order, which is attached hereto as Exhibit 99.1, provides, among other things, as follows: (1) the Stipulation and Agreement of Settlement and all transactions contemplated thereby, including the proposed merger of the Partnerships into NTS Realty Holdings Limited Partnership, are fair, reasonable and adequate, and in the best interests of the class of plaintiffs; (2) the plaintiffs' complaint and each and every cause of action and claim set forth therein is dismissed with prejudice; (3) each class member is barred from (a) transferring, selling or otherwise disposing of (other than by operation of law) their interests in the Partnerships and (b) commencing a tender offer for the interests, until the earlier of the closing date of the merger, the termination of the settlement or June 30, 2004; and (4) each class member who requested to be excluded from the settlement released their claims in the proposed class action litigation filed against the General Partners in Kentucky, captioned *Bohm, et. al v. J.D. Nichols, et. al, Case No.03 CI 01740*.

This announcement is not an offer to purchase, a solicitation of an offer to sell or the solicitation of a proxy to vote, any of the limited partner units of the Partnerships or of NTS Realty. The limited partnership units of NTS Realty, which will be issued if the merger is approved and completed, have not been registered under the Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the registration requirement.

ITEM 7. Financial Statements and Exhibits

Exhibit Number   **Description**

99.1   Final Judgment and Order dated May 6, 2004.

Forward Looking Information

This filing may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. These risks and uncertainties include, but are not limited to, court and other regulatory approval of the proposed mergers, the ability to successfully integrate each of the acquired Partnerships as well as general risks and uncertainties associated with owning real estate. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by each of the partnerships with the Securities and Exchange Commission. The Partnerships do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS-PROPERTIES IV,

_____

By: NTS-Properties Associates IV,
     General Partner,
     By: NTS Capital Corporation,
        General Partner

By: /s/ Gregory A. Wells
Gregory A. Wells
Chief Financial Officer of NTS Capital Corporation